Potbelly Corporation

111 N. Canal Street, Suite 325

Chicago, Illinois 60606

May 11, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Potbelly Corporation

Registration Statement on Form S-3

File Number 333-255845

Ladies and Gentlemen:

Potbelly Corporation hereby requests that the effectiveness of the above-referenced registration statement on Form S-3 be accelerated so that it will become effective at 2:00 p.m. Eastern Time on May 13, 2021, or as soon thereafter as practicable.

Please telephone the undersigned at (312) 676-3311 or Flora R. Perez of Greenberg Traurig, P.A. at (954) 768-8210 if you have any questions with respect to the foregoing.

Very truly yours, POTBELLY CORPORATION

By:	/s/ Adiya Dixon
Name: Adiya Dixon Title: Chief Legal Officer and Secretary